SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Odebrecht S.A.	Petróleo Brasileiro S.A. – Petrobras
Taxpayer ID (CNPJ/MPF):	Taxpayer ID (CNPJ/MPF):
11.105.588/0001-15	33.000.167/0001-01
Private Company	Public Company

Braskem S.A.	Petrobras Química S.A. – Petroquisa
Taxpayer ID (CNPJ/MPF):	Taxpayer ID (CNPJ/MPF):
42.150.391/0001-70	33.795.055/0001-94
Public Company	Public Company

Odebrecht Serviços e Participações S.A.
Taxpayer ID (CNPJ/MF) 10.904.193/0001 -69
Private Company

MATERIAL FACT

Odebrecht S.A. (“ODB”), Odebrecht Serviços e Participações S.A. (“OSP” and, jointly with ODB, "Odebrecht"), Petróleo Brasileiro S.A. – Petrobras ("PTB") and Petrobras Química S.A. – Petroquisa ("Petroquisa" and, jointly with PTB, “Petrobras”) and Braskem S.A. (“Braskem” and, jointly with Odebrecht and Petrobras, the “Companies”), announce, in accordance with and for the purposes of Article 157, Paragraph 4 of Federal Law 6,404/76 and Instruction 358/02 issued by the Securities and Exchange Commission of Brazil (CVM), that on today’s date the Companies together with União de Indústrias Petroquímicas S.A. ("Unipar") entered into an Investment Agreement (“Investment Agreement”) to regulate the terms and conditions under which Odebrecht and Petrobras will consolidate their interests in Brazil’s petrochemical sector by consolidating at Braskem the equity interests they hold in the sector.

I. MOTIVATIONS

The consolidation of the petrochemical interests held directly and indirectly by Odebrecht and Petrobras at Braskem, combined with Braskem’s capital increase and the posterior integration of its activities, and the subsequent acquisition by Braskem of the interest held by Unipar in Quattor Participações S.A. ("Quattor") (“Transaction”), is aimed at strengthening Brazil's petrochemical industry and Braskem's cash position, assuring long-term investments to accompany the expected economic growth in the coming years. The Transaction also envisages the potential synergy and scale gains required for enabling Braskem to become a major player in the global petrochemical industry, while also helping to improve the performance of Brazil's trade balance.

In addition to enabling greater competition in the international petrochemical and plastics chain, this strategic move and the associated developments permit the creation of jobs in the petrochemical industry, especially in the plastics sector, leading to even higher investments in research and development.

For Braskem, the leader in Latin America in the production and sale of thermoplastic resins, the Transaction represents an important step towards strengthening its international expansion and is in line with its strategic plan to become one of the five largest and most competitive petrochemical companies in the world.

The Transaction is also in line with Petrobras' strategic plan to operate on an integrated basis with its other businesses, thereby adding value to its products and allowing for a more effective participation at Braskem. The Transaction will also benefit its activities in the petrochemical sector due to the larger scale and a capital structure that is better suited to the challenges presented by global competition.

II. SUMMARY OF THE TRANSACTION

The Investment Agreement establishes that the Transaction will be carried out in the following stages: (i) the creation of a holding company, BRK Investimentos Petroquímicos S.A. ("BRK"), which will hold 100% of Braskem common stock that is currently held by Odebrecht and Petrobras; (ii) capital injections at BRK, to be paid in cash by Odebrecht and Petrobras; (iii) a capital increase at Braskem through a private subscription by its shareholders; (iv) the acquisition by Braskem of the stock in Quattor held by Unipar; (v) the acquisition by Braskem of 100% of the stock in Unipar Comercial e Distribuidora S.A. (“Unipar Comercial”) and 33.3% of the stock in Polibutenos S.A. Indústrias Químicas (“Polibutenos”); (vi) the merger by Braskem of Petrobras stake at Quattor; and (vii) the stock tender offer for the indirect sale of the controlling interest in Quattor Petroquímica S.A. ("Quattor Petroquímica"), a subsidiary of Quattor. The stages of the Transaction are detailed below.

2.1 INCORPORATION AND CAPITALIZATION OF BRK

Odebrecht and Petrobras will concentrate at BRK, through capital increases involving asset transfers and a company incorporation, 100% of their holdings of Braskem common stock. As a result, BRK will hold common shares issued by Braskem corresponding to 93.3% of its voting capital. Following this stage, Odebrecht and Petrobras will enter into the Shareholders' Agreement described in Item IV below.

Following the conclusion of BRK's incorporation, including the transfer of common stock in Braskem described above, a total of R$ 3.5 billion will be transferred to BRK, with Odebrecht transferring R$ 1 billion and Petrobras, other R$ 2.5 billion to BRK. These combined funds will be used at BRK to subscribe new common and preferred shares in Braskem, to be issued under the terms of the stage described in Item 2.2 below.

As a result of the capital injections mentioned in the previous paragraph, Odebrecht and Petrobras will hold 53.79% and 46.21% of the common and total capital in BRK, respectively.

2.2. CAPITAL INCREASE AT BRASKEM

Within 15 days of signing the Investment Agreement, an extraordinary shareholders’ meeting of Braskem will be called to analyze the proposal for a capital increase between R$ 4.5 billion and R$ 5.0 billion through the private subscription by its shareholders, with the final amount decided upon the time of the call notice, with BRK subscribing up to R$ 3.5 billion. The capital increase will involve the issue of 80% common stock and 20% Class A preferred stock entitled to the same rights as existing stock, at the issue price of R$ 14.40 for each common and preferred share (“Braskem’s Capital Increase”). The issue price was determined based on the average closing price of Braskem's Class A preferred stock in the BM&FBovespa.

Braskem shareholders will be assured pro-rata subscription rights in Braskem's Capital Increase, based on their respective shareholding positions on the date of publication of the minutes of the extraordinary shareholders’ meeting that will decide on the matter, in accordance with Federal Law 6,404/76. In accordance with legislation, the subscription right will be exercised on the type and class of shares identical to those held by minority shareholders and are applicable to others only if those are insufficient to guarantee, at the time of the rights offering, the same proportion they held before said increase.

The purpose of Braskem’s Capital Increase is to strengthen the Company’s capital structure, allowing Braskem to keep its financial flexibility for its investment plan and international expansion.

2.3. ACQUISITION OF QUATTOR STOCK HELD BY UNIPAR

After Braskem’s Capital Increase Braskem will acquire 100% of the common stock issued by Quattor and held by Unipar, representing 60% of Quattor’s voting and total capital, for the amount of R$ 647.3 million plus the proportional assumption of UNIPAR’s obligation towards BNDES Participações S.A. – BNDESPAR, deriving from a put option granted to BNDESPAR as Rio Polímeros shareholder, in accordance with Rio Polímeros contract dated from January 15, 2008 (“Acquisition of Quattor Stock”).

2.4. ACQUISITION BY BRASKEM OF UNIPAR COMERCIAL AND 33.3% OF POLIBUTENOS

Following the conclusion of the Stock Merger, Braskem will acquire, for R$27.7 million in cash, 12.6 thousand shares in common stock held by Unipar in Unipar Comercial, representing 100% of its voting and total capital; and, for R$25 million cash, 282.5 thousand shares in common stock held by Unipar in Polibutenos, corresponding to 33.3% of its voting and total capital.

2.5. MERGER OF QUATTOR STOCK BY BRASKEM

After the Acquisition of Quattor Stock, Braskem and Quattor will call shareholders’ meetings to examine the merger by Braskem of Petrobras 40% stake at Quattor and the consequent rights offering by Braskem, with the offering amount based on the book value of Quattor stock. Braskem will then issue new shares of Braskem in favor of Petrobras in exchange for its shares in Quattor (“Stock Merger”).

For the purposes of establishing an exchange ratio for the Stock Merger, Braskem and Quattor were initially valued by Banco Bradesco BBI S.A. e Banco BTG Pactual S.A., based on an economic valuation using a discounted cash flow method, except for Quantiq (IQ Soluções e Química S.A.) and Polibutenos which were valued based on valuation multiples from similar companies. The appraisal reports will be divulged as soon as they are formalized.

Braskem’s economic value, before Braskem’s Capital Increase, was R$ 19,848 million (“Braskem Initial Value”), representing R$ 38.21 per share. Quattor’s economic value was R$ 1,362 million, representing R$ 5.71 per share.

The Companies agreed that the economic value per share of Braskem for the purpose of the Stock Merger will be adjusted based on the sum of Braskem Initial Value and the value of Braskem’s Capital Increase, divided by the total number of shares in Braskem following Braskem’s Capital Increase (excluding treasury stock).

2.6. QUATTOR PETROQUÍMICA STOCK TENDER OFFER

As a result of the indirect sale of the controlling interest in Quattor Petroquímica, a publicly-held company controlled by Quattor, Braskem will submit to the CVM, within 30 days of the effective Acquisition of Quattor Stock, a request for the registration of a tender offer for the 0.7% of the common stock held by the minority shareholders in Quattor Petroquímica (“Stock Tender Offer”) for a price per share of R$ 7.28 equivalent to 80% of the price paid by Braskem to Unipar for each common and preferred share in Quattor, in accordance with Article 254-A of Federal Law 6,404/76, CVM Instruction 361 and the Bylaws of Quattor Petroquímica.

III. - COMPERJ AND THE SUAPE COMPLEX

Also on today's date, Odebrecht, Petrobras and Braskem entered into a partnership agreement (“Partnership Agreement”) to regulate their commercial and corporate relationship with the Petrochemical Complex of the State of Rio de Janeiro (“COMPERJ”) and with the Suape Petrochemical Complex (“Suape Complex”). Under the Partnership Agreement, Braskem will take on the companies operating COMPERJ’s petrochemical first and second generation, as well as, gradually acquire equity interests in companies operating in the Suape Complex, in accordance with the terms and conditions agreed in the Association Agreement. These transactions are aligned with the interests of Odebrecht and Petrobras in consolidating its petrochemical stakes at Braskem.

IV. SHAREHOLDERS’ AGREEMENT

Upon concluding the step described in item 2.1, Odebrecht and Petrobras will enter into a shareholders’ agreement (Shareholders' Agreement") to regulate their relationship as shareholders in Braskem and BRK, which will reflect their commitment to the highest standards of corporate governance and to the creation of value for all Braskem shareholders.

According to the Shareholders' Agreement, Odebrecht and Petrobras will share Braskem’s strategic decisions, with Odebrecht holding 50.1% of Braskem’s voting capital. In the total capital, the difference between Odebrecht and Petrobras direct and indirect holdings will be 2.33% .

Braskem’s Board of Directors will have 11 members, of which 6 will be nominated by Odebrecht and 4 by Petrobras. The Chairman of the Board will be nominated by Odebrecht and the Vice Chairman by Petrobras. The Fiscal Council will have 5 members, with Odebrecht and Petrobras each nominating 2 members.

Braskem’s Executive Board will consist of 7 statutory members selected from among the best professionals in the market, renowned for their competence in exercising their functions. Odebrecht will nominate the Chief Executive Officer and the Chief Financial Officer, while Petrobras will nominate the Chief Investments and Portfolio Officer. The other Executive Officers will be selected by the Chief Executive Officer and submitted to the Board of Directors for approval.

Except the election of the Executive Officers and the approval of the business plan, which will be according to the rules laid down by the Shareholders’ Agreement, other matters under the authority of the Shareholders’ Meeting and the Board of Directors will be approved by consensus between Odebrecht and Petrobras.

V. APPROVAL BY BRAZIL’S ANTITRUST SYSTEM

Within 15 business days of today's date, the Companies will jointly submit to Brazil’s Antitrust System the transactions set forth in the Investment Agreement and in any other instruments pertained to the Transaction.

VI. OTHER INFORMATION

The transactions set forth herein will be communicated to the São Paulo Stock Exchange (Bovespa), the Securities and Exchange Commission of Brazil (CVM), the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), the Latin American Trading Section of the Madrid Stock Exchange (Latibex), the Securities and Exchange Commission of Argentina (CNV) and the Buenos Aires Stock Exchange.

Further information on the transactions described herein can be obtained from the investor relations departments of Petrobras and Braskem at the following addresses:

Petrobras	Braskem
Av. Republica do Chile, 65, sala 2202	Av. Nações Unidas, 8.501, 25º andar
Centro, Rio de Janeiro, RJ	São Paulo, SP
20031-912	05425-070
www.petrobras.com.br/ri	www.braskem.com.br/ri

All documentation related to the transactions described in this Material Fact, including details on the capital increase, the valuation reports and the protocol of justification and merger of Quattor stock by Braskem, will be made available when the shareholders’ meetings to deliberate on these matters are called, as required by the applicable legislation.

The Companies' managements will keep their shareholders and the market informed as and when the stages described in this Material Fact notice are implemented.

São Paulo, January 22, 2010

Odebrecht S.A.	Petróleo Brasileiro S.A. – Petrobras
Braskem S.A.	Petrobras Química S.A. – Petroquisa

Odebrecht Serviços e Participações S.A.

This material fact contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Braskem. These are merely projections and, as such, are based exclusively on the expectations of Braskem’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in Braskem filed disclosure documents and are, therefore, subject to change without prior notice.

The securities offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities offered will not be registered in any other jurisdiction.

This release does not constitute an offer to sell, or the solicitation of an offer to buy or subscribe for not shall there be any sale of or subscription for these securities in any state or jurisdiction in which such offer, solicitation, sale or subscription would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 29, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.